

Mail Stop 4561

July 5, 2017

David K. Flynn
Chief Executive Officer
Aerohive Networks, Inc.
1011 McCarthy Boulevard
Milpitas, CA 95035

**Re: Aerohive Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 8-K furnished May 3, 2017
File No. 001-36355**

Dear Mr. Flynn:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Business

Customers

1.   Please disclose the names of any value-added distributor that accounts for 10% or more of your revenues and discuss the material terms of your agreements with such distributors. On page 74, you disclose that two value-added distributors accounted for 14.9% and 12.2% of your revenues for fiscal 2016. Additionally, on page 8 of your Form 10-Q for the quarterly period ended March 31, 2017, you disclose that a value-added distributor accounted for 19.6% of your revenues for that period. See Item 101(c)(1)(vii) of Regulation S-K.

David K. Flynn
Aerohive Networks, Inc.
July 5, 2017
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 57

2.   Please revise your future filings to disclose the factors contributing to significant fluctuations in your measure of Days Sales Outstanding.

Form 8-K furnished May 3, 2017

3.   You disclose a number of non-GAAP measures in your earnings call which are also identified in your Item 2.02 Form 8-K filings. Please revise to separately reconcile each non-GAAP measure disclosed in your filing or discussed in your earnings call pursuant to Item 100 of Regulation G.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Jan Woo, Legal Branch Chief, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services